UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            EMBRYO DEVELOPMENT CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

                        Yellow Brick Road Ventures, LLC
            305 Madison Avenue, 45th Floor, New York, New York 10165
                                 (212) 986-0886
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 29, 2004
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Yellow Brick Road Ventures, LLC

2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP  (a)  (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS:           SC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION        NEW JERSEY

NUMBER OF               7       SOLE VOTING POWER
SHARES                          4,250,000
BENEFICIALLY            8       SHARED VOTING POWER
OWNED BY                        0
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       4,250,000
PERSON                 10       SHARED DISPOSITIVE POWER
WITH                            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,250,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11:)   10.6%

14      TYPE OF REPORTING PERSON:        OO

                                  SCHEDULE 13D

CUSIP NO.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Ronald Kuzon

2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP  (a)  (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS:           AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION        USA

NUMBER OF               7       SOLE VOTING POWER
SHARES                          4,250,000
BENEFICIALLY            8       SHARED VOTING POWER
OWNED BY                        0
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       4,250,000
PERSON                 10       SHARED DISPOSITIVE POWER
WITH                            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,250,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11:)   10.6%

14      TYPE OF REPORTING PERSON:        IN

                                  SCHEDULE 13D

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Embryo Development Corporation, a Delaware corporation (the "Issuer" or "Company"). The Company's principal executive offices are located at 305 Madison Avenue, Suite 4510, New York, New York 10165. Presently, there are not sufficient shares of Common Stock available to provide for the issuance of 4,250,000 shares to the Reporting Person. Series B Preferred Stock will be issued in lieu thereof; which stock will be automatically convertible into 4,250,000 shares of Common Stock upon the Issuer completing an amendment to its Certificate of Incorporation increasing the number of authorized shares of common stock. For purposes of this statement it is presumed that Series B Preferred Stock has been converted into common stock.


Item 2. Identity and Background

Yellow Brick Road Ventures LLC

(a)-(e) This Schedule 13D is being filed by Yellow Brick Road Ventures LLC ("Reporting Person" or "YBR"). Ronald Kuzon is the Manager of YBR. The business address of YBR is 305 Madison Avenue, Suite 4510, New York, New York 10165. The purpose of YBR is to engage in any lawful act or activity for which limited liability companies may be organized under the New Jersey Limited Liability Company Act. During the past five years, YBR has not been convicted in any criminal proceeding. During the past five years, YBR has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  YBR is a New Jersey limited liability company.

Ronald Kuzon

(a)-(e) This Schedule 13D is being filed by Ronald Kuzon. The business address of Ronald Kuzon is 305 Madison Avenue, Suite 4510, New York, New York 10165. Ronald Kuzon is the Manager of YBR and exercises control over YBR. During the past five years, Ronald Kuzon has not been convicted in any criminal proceeding. During the past five years, Ronald Kuzon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)     Ronald Kuzon is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Reporting person received 4,250,000 shares of Common Stock pursuant to the terms of Amendment No. 2 to a Share Exchange Agreement described in Item 4.

Item 4. Purpose of the Transaction

(a)-(j) The purpose of the issuance of the Common Stock was in compliance with the terms of Amendment No.2 to a Share Exchange Agreement dated as of April 10, 2004 ("Share Exchange Agreement") among Yellow Brick Road Ventures, LLC ("Reporting Person"), Embryo Development Corporation ("Issuer") and Music Asset Corp. ("MAC").

     Pursuant to the Share Exchange Agreement, the Reporting Person was to exchange all the outstanding shares of Music Asset Corp. and agreed to provide capital to the Issuer on terms and conditions reasonably acceptable to the Issuer. The Reporting Person was unable to provide the capital on the agreed upon terms and conditions. The Issuer, as provided for in the Share Exchange Agreement, required a reversal of the transactions. The parties acknowledged that by virtue of the passage of time, certain rights held by MAC expired and in partial consideration of that fact and the waiver by Reporting Person and MAC of any rights that they may have had against the Issuer, the Company agreed to deliver 4,250,000 shares of its Common Stock to the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) Reporting Person beneficially owns 4,250,000 shares of Common Stock of the Issuer. As of October 8, 2004, this represents approximately 10.6% of the total issued and outstanding capital stock of the Issuer based upon 39,995,000 shares of Common Stock outstanding which includes 20,000,000 shares of Common Stock issuable upon conversion of a Convertible Promissory Note held by Embryo Partners, LLC.

(b) Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 4,250,000 shares of Common Stock.

(c) Except as set forth herein, neither the Issuer of Ronald Kuzon have effected any transactions in the Common Stock in the past sixty days.

(d)-(e) Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Common Stock issued to the Reporting Person is beneficially owned as a result of the issuance of same pursuant to the terms of Amendment No. 2, as more fully described in Item 4 above. Except as may be set forth above, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Material to Be Filed as Exhibits.

   Exhibit 1: Amendment No.2 dated September 21, 2004 of a Share Exchange Agreement dated as of April 10, 2004 among the Reporting Party, the Issuer and Music Asset Corp.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20 , 2004

Yellow Brick Road Ventures LLC


by: /s/ Ronald Kuzon
    ----------------
Name: Ronald Kuzon
Title: Manager


/s/ Ronald Kuzon
----------------
Ronald Kuzon

                                  AMENDMENT #2
                            SHARE EXCHANGE AGREEMENT


THIS AGREEMENT OF AMENDMENT dated as of the 21st day of September 2004 (the "Amendment") reflects the final understanding of the parties to that certain SHARE EXCHANGE AGREEMENT, dated as of the 10th day of April, 2004 as amended (the "Agreement"), by and among Embryo Development Corporation, a Delaware corporation (the "Company"); Yellow Brick Road Ventures LLC, a New Jersey limited liability company (the "Seller"), Music Asset Corp., a Delaware corporation ("MAC").

                              W I T N E S S E T H:

WHEREAS, Seller did not satisfy certain financing obligations as required by the Agreement;

WHEREAS,   Company  desires  to  unwind  the  transaction  contemplated  by  the
Agreement; and

WHEREAS, The parties have agreed to the terms of such termination and unwinding.

NOW,   THEREFORE,   in   consideration   of  the  premises  and  of  the  mutual
representations, warranties and agreements set forth herein, the parties hereto agree as follows:

1. CONTROLLING TERMS: The provisions of this Amendment shall be read in conjunction with the Share Exchange Agreement. Where there is a conflict between the terms set forth herein and in the Share Exchange Agreement, the terms of this Amendment shall control. In all other instances the Share Exchange Agreement shall remain in full force and effect. The Share Exchange Agreement and this Amendment shall be jointly referred to as the "Amended Share Exchange Agreement."

          1.1. All defined terms appearing in the Share Exchange Agreement shall have the same meaning when used herein.

2. FINANCING OBLIGATION: The parties acknowledge that Seller has not, as required by the Agreement, provided capital on terms and conditions reasonably acceptable to Company to finance the exploitation of the assets of MAC and the ongoing operations of Company.

3. DEMAND FOR REVERSAL: Company, as provided by the Agreement requires the reversal of the transactions provided for in the Share Exchange Agreement.

4. EXPIRATION OF RIGHTS: The parties acknowledge that by virtue of the passage of time, certain rights held by MAC have expired and that in partial consideration of that fact and the waiver by Seller and MAC of any rights they may have against Company, Company has agreed to deliver certain shares of the Company's Common Stock to Seller.

5. TERMS OF UNWINDING: The parties shall take the following actions and make the noted deliveries contemporaneously with the execution of this Agreement:

          5.1. Company shall:

               5.1.1. redeliver to Seller certificates representing the MAC Shares which are 100% of MAC 's common stock, duly authorized, validly issued, fully paid for and non-assessable, with stock powers affixed.

               5.1.2. Deliver certificates representing 4,250,000 shares of the Company's $0.0001 par value common stock (the "Company Shares") issued to Seller, duly authorized, validly issued, fully paid for and non-assessable, or with the permission of Seller, a written obligation to deliver same within 30 days of that date;

               5.1.3.   copies  of  board,   and  if   applicable,   shareholder
               resolutions   approving  this  transaction  and  authorizing  the
               issuances of the shares hereto;

               5.1.4. any other document reasonably requested by Seller that it deems necessary for the consummation of this transaction

          5.2. Seller shall deliver:

               5.2.1. copies of board, and if applicable,  shareholder or member
               resolutions   approving  this  transaction  and  authorizing  the
               issuances of the shares hereto;

               5.2.2. Any document Company may reasonably require confirming the release of Company by Seller and MAC hereunder;

               5.2.3. any other document reasonably requested by Company that it deems necessary for the consummation of this transaction.

6. RELEASE BY SELLER AND MAC. Seller and MAC hereby, jointly and severally release and discharge the Company, and all of Company's successors and assigns, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, executions, claims, losses, costs, damages, liabilities, grievances, causes of action, administrative, court or otherwise and demands whatsoever, in law, admiralty or equity, other than claims arising directly under this Agreement, by and between Seller and/or MAC and Company (any or all of the foregoing, "Claims"), as well as any and all Claims arising under any other federal, state or local statute or ordinance, the Seller and/or MAC, or their respective subsidiaries, affiliates, administrators, successors and assigns ever had, now have or hereafter can, shall or may, have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Release.

7. NO ADVERSE CHANGES. Other than as set forth herein, there has not been (a) any material adverse change in the business, prospects, the financial or other condition, or the respective assets or liabilities of MAC since the execution of the Agreement or Seller, (b) any material loss sustained by MAC or Seller, including, but not limited to any loss on account of theft, fire, flood, explosion, accident or other calamity, whether or not insured, which has materially and adversely interfered, or may materially and adversely interfere, with the operation of MAC 's or Seller's business, or (c) to the best knowledge of Seller, any event, condition or state of facts, including, without limitation, the enactment, adoption or promulgation of any law, rule or regulation, the occurrence of which materially and adversely does or would affect the results of operations or the business or financial condition of MAC or Seller.

8. SELLER'S REPRESENTATIONS REGARDING ACQUISITION OF SHARES:

8.1.    Acquisition for Investment.

          8.1.1. Seller is acquiring the Company Shares for investment for Seller's own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and Seller has no present intention of selling, granting any participation in, or otherwise distributing the same.

          8.1.2. Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Company Shares.

          8.1.3. Seller understands that the Company Shares are not registered under the Securities Act on the ground that the sale and the issuance of securities hereunder is exempt from registration under the
          Securities Act pursuant to Section 4(2) thereof, and that the Company's reliance on such exemption is predicated on such Seller's representations set forth herein.

          8.1.4. Seller is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act.

     8.2. Restricted Securities. Seller understands that the Company Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption there from, and that in the absence of an effective registration statement covering the Company Shares or any available exemption from registration under the Securities Act, the Company Shares must be held indefinitely. Seller is aware that the Company Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that Rule are met. Among the conditions for use of Rule 144 may be the availability of current information to the public about the Company.

          9.   MISCELLANEOUS:

     9.1. Survival of Representations, Warranties and Agreements. All representations and warranties and statements made by a party in this Agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date for so long as the applicable statute of limitations shall remain open. Each of the parties hereto is executing and carrying out the provisions of this agreement in reliance upon the representations, warranties and covenants and agreements contained in this agreement or at the closing of the transactions herein provided for and not upon any investigation which it might have made or any representations, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

     9.2. Further Assurances. If, at any time after the Closing, the parties shall consider or be advised that any further deeds, assignments or assurances in law or that any other things are necessary, desirable or proper to complete the merger in accordance with the terms of this agreement or to vest, perfect or confirm, of record or otherwise, the title to any property or rights of the parties hereto, the Parties agree that their proper officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors the parties are fully authorized to take any and all such action.

     9.3. Notices. All notices, requests, claims, demands, disclosures and other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date (a) when delivered personally, by messenger or by overnight delivery service by a recognized commercial carrier to an officer of the other party, (b) five days after being mailed by registered or certified United States mail, postage prepaid, return receipt requested, or (c) when received via facsimile or electronic mail, in all cases addressed to the person for whom it is intended at the address provided by such party or to such other address as a party shall have designated by notice in writing to the other party in the manner provided by this Section.

     9.4. Entire Agreement/Waiver. This Agreement, Schedules and Exhibits, if any, and any instruments and agreements to be executed pursuant to this Agreement, sets forth the entire understanding of the parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the parties hereto. No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance. Failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

     9.5. Successors and Assigns. This Agreement shall be binding upon, enforceable against and inure to the benefit of, the parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person. This Agreement may not be assigned by any party hereto except with the prior written consent of the other parties, which consent shall not be unreasonably withheld.

     9.6. Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Delaware are applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles.

     9.7. Counterparts/Facsimile Signatures. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The execution of this Agreement by any of the parties may be evidenced by way of a facsimile transmission of such party's signature, or a photocopy of such facsimile transmission, and such facsimile signature shall be deemed to constitute the original signature of such party hereto.

     9.8. Construction. Headings contained in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement. References herein to Articles, Sections and Exhibits are to the articles, sections and exhibits, respectively, of this Agreement. Schedules and Exhibits, if any, are hereby incorporated herein by reference and made a part of this Agreement. As used herein, the singular includes the plural, and the masculine, feminine and neuter gender each includes the others where the context so indicates.

     9.9. Severability. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

     9.10. No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties to this Agreement and their successors and permitted assigns any rights, benefits or remedies of any nature whatsoever under, or by reason of, this Agreement. No third party is entitled to rely on any of the representations, warranties and agreements contained in this Agreement. Company, Seller and MAC assume no liability to any third party because of any reliance on the representations, warranties and agreements of Company, Seller or MAC contained in this Agreement.

                    Balance of Page intentionally left blank
                             Signature Page Follows:

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first set forth above.


EMBRYO DEVELOPMENT CORPORATION                  YELLOW BRICK ROAD
                                                VENTURES LLC.

By:/s/                                          By:/s/
   ---------------------------------               --------------------------
Chairman and Chief Executive Officer            Managing Member or Authorized
                                                Signator

MUSIC ASSET CORP.


By:/s/
   ---------------------------------
Chairman and Chief Executive Officer